Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156115

PROSPECTUS SUPPLEMENT NO. 5 TO
PROSPECTUS DATED DECEMBER 24, 2008

ENERJEX RESOURCES, INC.
1,000,000 SHARES OF COMMON STOCK
(par value $0.001 per share)

This Prospectus Supplement relates to the resale of up to 1,000,000 shares of Common Stock, par value $0.001 per share, of EnerJex Resources, Inc. (“EnerJex”).  These shares may be offered or sold by the selling stockholder identified on page 77 of the Prospectus dated December 24, 2008 (the “Base Prospectus”) in the manner provided in the Base Prospectus.  See “Plan of Distribution” in the Base Prospectus.  EnerJex will not receive any proceeds from such transactions.

See “Risk Factors” on page 11 of the Base Prospectus for certain considerations relevant to an investment in the Common Stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE
PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE
CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus dated December 24, 2008 as supplemented by the Prospectus Supplements dated January 16, 2009, February 24, 2009, June 4, 2009 and June 5, 2009 (collectively, the “Prospectus”).  EnerJex has agreed to indemnify the selling stockholder against certain liabilities, including liabilities under the Securities Act of 1933.  Capitalized terms used in this Prospectus Supplement and not otherwise defined have the same meanings as in the Prospectus.

The date of this Prospectus Supplement is June 16, 2009.

RECENT DEVELOPMENTS

Attached hereto is Form 8-K disclosing the amendment to a Material Definitive Agreement:

On June 11, 2009, EnerJex and EnerJex Kansas, Inc., a wholly owned subsidiary of EnerJex, entered into a letter agreement (the “Amendment”) with the holders of certain senior secured debentures dated June 21, 2007 (the “Debentures”). The Amendment includes the following material changes to the Debentures and the Securities Purchase Agreement, and the Pledge and Security Agreement  and other agreements and documents associated therewith, all dated as of April 11, 2007:

•	The maturity date of Debentures was extended to September 30, 2010;
•	Interest accruing pursuant to the Debentures is now able to be paid in (i) cash, (ii) payment in kind, or (iii) in shares of the Registrant’s restricted common stock;
•
A provision was added to the Debentures to allow for the conversion of the debentures into shares of the Registrant’s restricted common stock at $3.00 per share through May 31, 2010; reverting to a 30 day weighted average price from June 1, 2010 through maturity; and

•	Any proceeds from an equity offering will be first applied to fully redeem the Debentures.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) June 11, 2009

ENERJEX RESOURCES, INC.

(Name of small business issuer in its charter)

Nevada	000-30234	88-0422242
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

27 Corporate Woods, Suite 350 10975 Grandview Drive Overland Park, KS	66210
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (913) 754-7754

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry Into a Material Definitive Agreement

On June 11, 2009, the Registrant and EnerJex Kansas, Inc., a wholly owned subsidiary of the Registrant, entered into a letter agreement (the “Amendment”) with the holders of certain senior secured debentures dated June 21, 2007 (the “Debentures”). The Amendment includes the following material changes to the Debentures and the Securities Purchase Agreement, and the Pledge and Security Agreement  and other agreements and documents associated therewith, all dated as of April 11, 2007:

•	The maturity date of Debentures was extended to September 30, 2010;
•	Interest accruing pursuant to the Debentures is now able to be paid in (i) cash, (ii) payment in kind, or (iii) in shares of the Registrant’s restricted common stock;
•
A provision was added to the Debentures to allow for the conversion of the debentures into shares of the Registrant’s restricted common stock at $3.00 per share through May 31, 2010; reverting to a 30 day weighted average price from June 1, 2010 through maturity; and

•	Any proceeds from an equity offering will be first applied to fully redeem the Debentures.

The description of the Amendment is not a complete description of all terms of the Amendment and is qualified in its entirety by reference to the Amendment, which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Item 8.01 Other Events

On June 16, 2009, the Registrant issued a press release disclosing the Amendment discussed in Item 1.01 above. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(d)           Exhibits

Exhibit Number	Description

10.1	Debenture Holder Amendment Letter dated June 11, 2009
99.1	Press Release dated June 16, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERJEX RESOURCES, INC.

	By:	/s/ C. Stephen Cochennet
Date: June 16, 2009		C. Stephen Cochennet, Chief Executive Officer

FOR IMMEDIATE RELEASE

ENERJEX RESOURCES, INC. EXTENDS DEBENTURE
MATURITY DATE

Overland Park, Kan. (June 16, 2009) – EnerJex Resources, Inc. (OTC:BB – “ENRJ”) announced today an amendment to its June 21, 2007 Senior Secured Debentures, with a remaining principal balance of approximately $2.2 million. The Amendment extends the maturity date of the debentures to September 30, 2010, allows the Company to pay interest either in cash or payment-in-king (PIK), and adds a provision for the conversion of the debentures into shares of EnerJex’s common stock at $3.00 per share through May 31, 2010; reverting to 30 day weighted average price from June 1, 2010 through maturity.

Steve Cochennet, EnerJex’s President and CEO indicated “This amendment does several things for EnerJex. For one, it removes the near-term burden of this debt maturing, and also establishes a mechanism for this debt to be converted into equity.  With continued progress, it remains our intent to eventually redeem these notes.  We acknowledge the efforts of our subordinated debenture holders, and their willingness to work as partners during these turbulent times. We remain confident about our business prospects and truly appreciate the continued support of the debenture holders.”

About EnerJex Resources, Inc.

EnerJex is an oil and natural gas acquisition, exploration and development company formed in December 2005. Operations are focused on the mid-continent region of the United States.  The company acquires oil and natural gas assets that have existing production and cash flow.

Once acquired, the company implements an exploration and development program to accelerate the recovery of the existing oil and natural gas as well as explore for additional reserves. Current production is approximately 270 gross barrels a day.

More information on EnerJex and its operations can be found on its website: www.EnerJexResources.com ..

27 Corporate Woods, Ste 350	10975 Grandview Drive	Overland Park, KS 66210
Office: 913.754.7754		Fax: 913.754.7755
www.EnerJexResources.com

Forward-looking statements

The statements in this press release regarding the strategic initiatives, current production, actual and anticipated market conditions, any implied or perceived benefits from the debenture amendment, and any other effects resulting from any of the above are forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to: the continued production of oil at historical rates; costs of operations; delays, and any other difficulties related to producing oil; the ability of EnerJex to repay the debentures; price of oil; actual conversion of the debentures into common stock; marketing and sales of produced minerals; risks and effects of legal and administrative proceedings and governmental regulation; future financial and operational results; competition; general economic conditions; and the ability to manage and continue growth.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. Important factors that could cause actual results to differ materially from the forward-looking statements EnerJex makes in this news release include market conditions and those set forth in reports or documents EnerJex files from time to time with the SEC. EnerJex undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:
EnerJex Resources, Inc.
Steve Cochennet, 913-754-7754

27 Corporate Woods, Ste 350	10975 Grandview Drive	Overland Park, KS 66210
Office: 913.754.7754		Fax: 913.754.7755
www.EnerJexResources.com